Exhibit 3.1
COLT DEFENSE LLC
Amendments to the Amended and Restated Limited Liability Company Agreement of Colt Defense LLC,
dated as of June 12, 2003, reflecting the amendments adopted as of July 9, 2007
Adopted as of August 11, 2011
     This is to reflect that the following two amendments to the Amended and Restated Limited Liability Company Agreement of Colt Defense LLC, dated as of June 12, 2003, reflecting the amendments adopted as of July 9, 2007 (the “LLC Agreement”) were adopted by written consent of the Members of the Company, effective August 11, 2011, in accordance with the provisions of Section 14.2 of the LLC Agreement:
1.	The text of Section 5.11.6 of the LLC Agreement is deleted and the following is substituted in lieu thereof:
Whenever the vote of the Governing Board at a meeting is required or permitted in connection with any Company action, the meeting and vote may be dispensed with if the action taken has the valid written consent of Governing Board members having at least the minimum number of votes required to authorize the action at a meeting at which all members of the Governing Board were present and voted; provided that each Governing Board member has been given written notice of the action proposed to be taken and a copy of the form of consent being solicited at least 7 days prior to the date that the written consent of any Governing Board member may first become effective with respect to such action.
2.	The following is added to the LLC Agreement as Section 11.3.6:
The Company shall not be obligated to comply with the delivery requirements of Sections 11.3.2 and 11.3.4 for any fiscal period with respect to which the Company is subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, and timely files with the SEC all periodic reports required to be filed pursuant to such reporting requirements for such fiscal period.
     Dated as of the 16th day of August, 2011.

/s/Jeffrey G. Grody
Jeffrey G. Grody
Secretary